ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

August 24, 2007

07026336

SUPPL

RECEIVED
2007 AUG 30 A 9:23
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street
WASHINGTON DC 20549
USA

Gentlemen:

EXEMPTION NUMBER 82-3494

To continue the exemption of our securities from Section 12(g) of the Securities Exchange Act of 1934 ("the Act") and in accordance with Rule 12g-3-2(b)(iii) under the Act, we enclose announcements which information we have sent to The Australian Stock Exchange (Perth) Ltd, the only Stock Exchange on which, to our knowledge, our Company's securities are traded, and which was made public by the Exchange with which we filed.

The information is being furnished under Rule 12g-3-2(b)(iii), with the understanding that such information will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter not the furnishing of such information shall constitute and admission for any purpose that this Company is subject to the Act.

Yours faithfully,

PROCESSED
SEP 0 6 2007
THOMSON
FINANCIAL

TED BRINDAL
Company Secretary

Lodgement with Australian Stock Exchange:
August 24, 2007 (ASX – Announcement & Media Release – Activity Update)

Jlw 8/31

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116
Email: admin@farnl.com.au Web: www.farnl.com.au

ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

24 August 2007

ASX ANNOUNCEMENT AND MEDIA RELEASE

ACTIVITY UPDATE

Kicker Prospect, Vermillion Parish, South Louisiana (FAR 5%)
Testing of the Marceaux #1 well records strong oil flows – sales imminent.

Stimulation and flow back testing of the Alliance 3 Sand in the Marceaux #1 well is continuing. The interval between 12,953 and 12,957 feet has been perforated and fracture treated following which the well commenced unloading fracture fluid.

While unloading fracture fluid the well has tested at rates up to 2,520 barrels per day on a 14/64 inch choke with 5,800 psi flowing tubing pressure. The well has been progressively choked back to an 8/64 inch choke with the latest report showing 100 percent oil production.

At the time of reporting the well was producing at the rate of 624 barrels of oil (no water) and 130 thousand cubic feet of gas per day at 5,034 psi flowing tubing pressure on an 8/64 inch choke. The well is making no sand suggesting the fracture treatment has overcome the issue of sand production that had occurred during initial tests conducted in June 2007.

Oil production is temporarily being stored in frac tanks on location and subject to regulatory approval from the State of Louisiana will be transported to sales commencing as early as tomorrow.

The plan going forward is to continue to produce at current rates while the production facility is being installed and the location is permitted.

The Operator is Sandalwood Exploration LP of Houston, Texas. FAR's working interest reduces to 3.75% after payout. All other participants are North American entities.

For information on FAR's drilling activities visit our website at www.far.com.au

END

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116
Email: info@far.com.au Web: www.far.com.au